Prospectus Supplement Filed Pursuant to Rule 424(b)(3)

Registration File No. 333-215391

Warrants to Purchase 11,293,211 Shares of Common Stock

(and up to 11,293,211 Shares of Common Stock Issuable Upon Exercise of Such Warrants)

PROSPECTUS SUPPLEMENT NO. 1

DATED DECEMBER 22, 2019

(To Prospectus Dated November 25, 2019)

This Prospectus Supplement No. 1, dated December 22, 2019 (“Supplement No. 1”), filed by 22nd Century Group, Inc. (the “Company”), modifies and supplements certain information contained in the Company’s prospectus, dated November 25, 2019 (as amended and supplemented from time to time, the “Prospectus”), as part of the Company’s Form S-3 Registration Statement declared effective by the Securities and Exchange Commission on January 17, 2017. This Supplement No. 1 is not complete without, and may not be delivered or used except in connection with, the Prospectus, including all amendments and supplements thereto.  The Prospectus relates to offering of warrants to purchase up to 11,293,211 shares of our common stock (collectively, the “Warrants”) (and the shares of common stock issuable from time to time upon exercise of these warrants) pursuant to the terms of a warrant exercise agreement that we entered into on November 25, 2019.

On December 22, 2019, the Company entered in to a Warrant Amendment Agreement with the holders of the Warrants (the “Amendment”) whereby the Company agreed to amend the Warrants to (i) reduce the exercise price of the Warrants to $1.11 and (ii) to add a call provision whereby the Company may call the Warrants with prior notice to the holders for $0.001 per Warrant (during which time the holders may exercise the Warrants) provided that the Company’s volume weighted average stock price exceeds $3.00 per share for ten consecutive trading days and certain other conditions are satisfied.

Accordingly, this Supplement No. 1 amends and supplements the Prospectus to reflect an amendment of the exercise price of the Warrants from $1.25 per share of common stock to $1.11 per share of common stock in accordance with the terms of the Amendment and all references in the Prospectus to the exercise price of $1.25 per share of common stock with respect to the Warrants are hereby amended and restated to reflect an exercise price of $1.11 per share of common stock. Following the Amendment, if all of the Warrants are exercised for cash, we would receive gross proceeds of approximately $12.5 million.

The information in this Supplement No. 1 modifies and supersedes, in part, the information contained in the Prospectus.  Any information that is modified or superseded in the Prospectus shall not be deemed to constitute a part of the Prospectus, except as so modified or superseded by this Supplement No. 1. We may further amend or supplement the Prospectus from time to time by filing additional amendments or supplements as required. You should read the entire Prospectus and any amendments or supplements carefully before you make an investment decision.

The Company’s common stock is traded on the NYSE American under the symbol “XXII.” On December 20, 2019, the closing sale price of the Company’s common stock was $1.00 per share.

Investing in the Company’s securities involves risks. Before making any investment in the Company’s securities, you should read and carefully consider risks described in the “Risk Factors” section in the Prospectus and in the Company’s most recent Annual Report on Form 10-K and subsequently filed Quarterly Reports.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if the Prospectus, or any of the supplements or amendments relating thereto, is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this Supplement No. 1 is December 22, 2019